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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   FORM 6-K/A

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of December, 2003
                         Commission File Number 1-15106

                                ----------------

                      PETROLEO BRASILEIRO S.A. - PETROBRAS
             (Exact name of registrant as specified in its charter)

                   Brazilian Petroleum Corporation - PETROBRAS
                 (Translation of Registrant's name into English)

                         Avenida Republica do Chile, 65
                         20035-900 - Rio de Janeiro, RJ
                          Federative Republic of Brazil
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X     Form 40-F
                                -------            -------

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes           No   X
                               -------      -------

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

Incorporation By Reference

This Report on Form 6-K is incorporated by reference into the Registration Statement of Form F-3, File No. 333-92044, of Petroleo Brasileiro S.A. - Petrobras and Petrobras International Finance Company - PIFCo.

                                Explanatory Note

         This amended report on Form 6-K dated December 5, 2003 corrects certain typographical errors in the pages labeled "Income Statement by Segment" and "Other Expenses, Net By Segment" included in the report on Form 6-K furnished to the Securities and Exchange Commission by Petrobras on November 28, 2003. The title of the second table under the heading "Income Statement by Segment" is hereby modified from "Nine-month period ended September 30, 3003" to "Nine-month period ended September 30, 2002". The title of the second table under the heading "Other Expenses, Net by Segment" is hereby modified from "Nine-month period ended September 30, 3003" to "Nine-month period ended September 30, 2002". The corrected pages are included below. Except as described above, no change has been made to the report on Form 6-K furnished to the Securities and Exchange Commission by Petrobras on November 28, 2003.

PETROLEO BRASILEIRO S.A.
PETROBRAS

                                                   Income Statement by Segment


                                                                Nine-month period ended September 30, 2003
                                                                                U.S.$ million

                                                                    GAS
                                                                     &
                                              E&P       SUPPLY     ENERGY     INTERN.   DISTRIB.   CORPOR.    ELIMIN.     TOTAL
                                            -------    --------   --------   --------  ---------  --------   --------    -------
STATEMENT OF INCOME

Net operating revenues to third parties       1,722     12,818        858      1,481      5,769                           22,648
Inter-segment net operating revenues         10,164      4,933        171        122        101               (15,491)
                                            --------   --------   --------   --------   --------   --------   --------   --------
Net operating revenues                       11,886     17,751      1,029      1,603      5,870               (15,491)    22,648

Cost of sales                                (4,269)   (14,915)      (755)      (960)    (5,342)               15,183    (11,058)
Depreciation, depletion and amortization       (776)      (280)       (52)      (178)       (21)       (15)               (1,322)
Exploration, including dry holes               (323)                             (15)                                       (338)
Selling, general and administrative expenses   (103)      (531)       (58)      (138)      (290)      (361)        59     (1,422)
Research and development expenses               (66)       (30)        (8)                             (33)                 (137)
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                             (5,537)   (15,756)      (873)    (1,291)    (5,653)      (409)    15,242    (14,277)
Cost and expenses

Results of non-consolidated companies                       18         54         32                    (1)                  103
Debt expenses, net                             (228)       149        (41)       (45)       (56)       380        (42)       117
Employee benefit expense                                    (1)                             (13)      (377)                 (391)
Other taxes                                                (18)        (3)       (11)       (36)      (156)                 (224)
Other expenses, net                            (119)      (106)      (358)       (16)        24       (181)                 (756)
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                               (347)        42       (348)       (40)       (81)      (335)       (42)    (1,151)

Income before income taxes and minority
interest and accounting change                6,002      2,037       (192)       272        136       (744)      (291)     7,220

Income tax benefits (expense)                (1,984)      (671)       161        (79)       (48)       516         91     (2,014)
Minority interest                                          (23)      (183)       (31)        (1)                            (238)
                                            --------   --------   --------   --------   --------   --------   --------   --------

Income before accounting change               4,018      1,343       (214)       162         87       (228)      (200)     4,968

Cumulative effect of accounting
  change, net of income tax                     697                                                                         697
                                            --------   --------   --------   --------   --------   --------   --------   --------

Net income (loss)                             4,715      1,343       (214)       162         87       (228)      (200)     5,665
                                            ========   ========   ========   ========   ========   ========   ========   ========

PETROLEO BRASILEIRO S.A.
PETROBRAS

                                                                Nine-month period ended September 30, 2002
                                                                                U.S.$ million

                                                                    GAS
                                                                     &
                                              E&P       SUPPLY     ENERGY     INTERN.   DISTRIB.   CORPOR.    ELIMIN.     TOTAL
                                            -------    --------   --------   --------  ---------  --------   --------    -------
STATEMENT OF INCOME

Net operating revenues to third parties       1,617      9,037        527        710      4,791                           16,682
Inter-segment net operating revenues          7,989      4,013        131         73         72               (12,278)
                                            --------   --------   --------   --------   --------   --------   --------   --------
Net operating revenues                        9,606     13,050        658        783      4,863               (12,278)    16,682

Cost of sales                                (3,274)   (11,311)      (453)      (583)    (4,366)               11,856     (8,131)
Depreciation, depletion and amortization     (1,019)      (279)       (88)       (75)       (52)       (15)               (1,528)
Exploration, including dry holes               (261)                             (40)                                       (301)
Selling, general and administrative
  expenses                                      (86)      (575)       (42)       (66)      (308)      (299)               (1,376)
Research and development expenses               (49)       (29)        (4)                             (21)                 (103)
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                             (4,689)   (12,194)      (587)      (764)    (4,726)      (335)    11,856    (11,439)
Cost and expenses

Results of non-consolidated companies                        9          7        (25)                                         (9)
Debt expenses, net                             (339)       (78)      (401)        44         18       (366)               (1,122)
Employee benefit expense                                                                              (345)                 (345)
Other taxes                                                (14)        (7)        (7)       (26)      (263)                 (317)
Other expenses, net                             (15)        72       (169)        17        (16)      (142)        17       (236)
                                            --------   --------   --------   --------   --------   --------   --------   --------
Income before income taxes and                4,563        845       (499)        48        113     (1,451)      (405)     3,214
minority interest

Income tax benefits (expense)                (1,515)      (300)      (114)       (52)       (37)       534        134     (1,350)
Minority interest                                           (3)       400         (3)       (20)                             374
                                            --------   --------   --------   --------   --------   --------   --------   --------
Net income                                    3,048        542       (213)        (7)        56       (917)      (271)     2,238
                                            ========   ========   ========   ========   ========   ========   ========   ========

PETROLEO BRASILEIRO S.A.
PETROBRAS


                                                  Other Expenses, Net by Segment


                                                                Nine-month period ended September 30, 2003
                                                                                U.S.$ million

                                                                    GAS
                                                                     &
                                              E&P       SUPPLY     ENERGY     INTERN.   DISTRIB.   CORPOR.    ELIMIN.     TOTAL
                                            -------    --------   --------   --------  ---------  --------   --------    -------
Provisions losses on financial
exposure-Thermoplant                                                 (205)                                                  (205)
Institution Relations and Culture Projects                  (2)                                        (73)                  (75)
Unscheduled stoppages - plant and equipment    (104)       (49)                                                             (153)
Losses as a result of Legal Proceedings          (8)       (33)                                        (35)                  (76)
Adjustment to market value of turbines for
the thermoelectric plants                                            (114)                                                  (114)
INSS Contingencies                              (52)        (2)                                         (1)                  (55)
Dividends                                                    9                                                                 9
Others                                           45        (29)       (39)       (16)        24        (72)                  (87)
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                               (119)      (106)      (358)       (16)        24       (181)                 (756)
                                            ========   ========   ========   ========   ========   ========   ========   ========


                                                                Nine-month period ended September 30, 2002
                                                                                U.S.$ million

                                                                    GAS
                                                                     &
                                              E&P       SUPPLY     ENERGY     INTERN.   DISTRIB.   CORPOR.    ELIMIN.     TOTAL
                                            -------    --------   --------   --------  ---------  --------   --------    -------

Contractual Contingencies with Thermoplants                          (151)                                                  (151)
Institution Relations and Culture Projects                                                             (72)                  (72)
Unscheduled stoppages - plant and equipment     (49)       (33)                                                              (82)
Dividends                                                    6                                                                 6
Losses as a result of Legal Proceedings         (15)        (4)                                        (19)                  (38)
Result of hedge operations with oil & oil
by-products                                                  4                                                                 4
Others                                           49         99        (18)        17        (16)       (51)        17         97
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                (15)        72       (169)        17        (16)      (142)        17       (236)
                                            ========   ========   ========   ========   ========   ========   ========   ========

                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       PETROLEO BRASILEIRO S.A--PETROBRAS

                       By: /s/ Jose Sergio Gabrielli de Azevedo
                           -------------------------------------
                           Jose Sergio Gabrielli de Azevedo
                           Chief Financial Officer and Investor Relations
                           Director


Date: December 08, 2003